FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2003

CUSAC GOLD MINES LTD. (File #0-000000)

(Translation of registrant's name into English)

Suite 911, 470 GRANVILLE ST., VANCOUVER, B.C. Canada, V6C 1V5

(Address of principal executive offices)

Attachments:

1.

Quarterly Report

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

Date: June 23 , 2003

By:

“Guilford H. Brett”

 James A. Smith

Its:

President & CEO

(Title)

Cusac Gold Mines Ltd.

Consolidated Balance Sheets

 (Stated in Canadian Dollars)

	March 31 2003	December 31 2002
Assets	(Unaudited)	(Audited)
Current
Cash and cash equivalents	$ 412,494	$ 223,475
Receivables	21,700	18,047
Prepaid expenses	5,003	7,365
	439,197	248,887
Long-term investments and advances (Note 4)	367,650	363,543
Capital assets, net of accumulated
amortization of $1,934,938 (2002 - $1,927,011))	66,548	18,119
Resource properties (Note 5)	2,211,569	2,211,569
	$ 3,084,964	$ 2,842,118

Liabilities and Shareholders’ Equity

Liabilities
Current:
Accounts payable and accrued liabilities	476,976	514,619
Loans from related parties (Note 8)	6,246	6,246
Share subscription payable	167,981	-
	651,203	520,865
Shareholders’ equity
Share capital (Note 6)	17,724,904	17,454,916
Contributed surplus	346,324	346,324
Deficit	(15,637,467)	(15,479,987)
	2,433,761	2,321,253
	$ 3,084,964	$ 2,842,118

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Approved by the Board:

  “Guilford H. Brett”

Director

  “David H. Brett”

Director

Cusac Gold Mines Ltd.

Consolidated Statements of Operations  and Deficit

For the Three Months Ended March 31

 (Unaudited)

	2003	2002
Revenue	$ -	$ -
Expenses
Exploration	43,177	4,550
Administration	109,899	54,708
Amortization of capital assets	4,404	542
	157,480	59,800
Loss from operations:	(157,480)	(59,800)
Other income
Gain on equipment disposal	-	993
Net loss for the period	(157,480)	(58,807)
Deficit, beginning of period	(15,479,987)	(14,315,981)
Deficit, end of period	$ (15,637,467)	$ (14,374,788)
Net Loss per share – basic and diluted	$ .005	$ .002
Weighted average shares outstanding	33,407,470	27,281,030

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Cusac Gold Mines Ltd.

Consolidated Statements of Cash Flows

For the Three Months Ended March 31

 (Unaudited)

	2003	2002
Cash flows from operating activities
Net loss for the period	$ (157,480)	$ (58,807)
Items not requiring cash
Amortization of capital assets	4,404	542
Gain on equipment disposal	-	(993)
	(153,076)	(59,258)
Net change in
Receivables	(3,652)	(1,981)
Prepaid expenses	2,363	(8,539)
Accounts payable and accrued liabilities	(37,646)	36,680
Share subscription payable	167,981	-
	(24,030)	(33,098)
Cash flows from financing activities
Related party loans	-	(12,374)
Share capital	269,988	51,000
Bank overdraft	-	(1,209)
	269,988	37,417
Cash flows from investing activities
Purchase of capital assets	(52,832)	-
Proceeds on disposition of capital assets	-	993
Investment in and advances to affiliated companies	(4,107)	(5,312)
	(56,939)	(4,319)
Increase in cash for the period	189,019	-
Cash, beginning of period	223,475	-
Cash, end of period	$ 412,494	$ -

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

March 31, 2003

 (Unaudited)

1.

Basis of Presentation

The consolidated interim financial statements included herein, presented in accordance with generally accepted accounting principles in Canada and stated in Canadian dollars, have been prepared by the Company, without audit.

These consolidated interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2002.

These consolidated interim financial statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein.

It is suggested that these interim financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2001 and the notes thereto included in the Company’s annual report. The Company follows the same accounting policies in the preparation of interim reports.

2.

Going Concern

These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company’s continued existence, as a going concern is dependent upon its ability to obtain adequate financing arrangements and to achieve profitable operations. The Company plans to raise additional equity and debt capital as necessary to recommence producing gold at the Table Mountain Mine when economically feasible. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

March 31, 2003

 (Unaudited)

3.

Nature of Business

Cusac Gold Mines Ltd. (the”Company”) is in the business of exploring, developing and mining resource properties. As at March 31, 2003, the Company is principal asset, the Table Mountain Mine, was non-producing and in a care and maintenance mode. The recoverability of amounts shown for resource properties is dependent upon the existence of economically recoverable reserves,  the ability of the Company to obtain the necessary financing to recommence producing gold at the Table Mountain Mine as well as the future profitable production or proceeds from the disposition of such properties.

4.

Long-term Investments and Advances

	March 31 2003	December,31 2002
Investments in common shares
Consolidated Pacific Bay Minerals Ltd.- 5% interest in common shares	$ 45,080	$ 45,080
Knexa Solutions Inc.- 3% interest in common shares	137,064	137,064
	182,144	182,144
Advances
Knexa Solutions Inc.	69,016	75,026
Consolidated Pacific Bay Minerals Ltd.	116,490	106,373
	185,506	181,399
	$ 367,650	$ 363,543

5.

Resource Properties

	March 31 2003	December 31 2002
British Columbia, Canada
Table Mountain Mine, net of amortization and write downs	$ 2,211,569	$ 2,211,569

Golden Loon, cost of claim	26,000	26,000
Less: accumulated write-downs	(26,000)	(26,000)
	-	-
Tulameen Platinum, cost of claim	8,000	8,000
Less: recovery of cost	(8,000)	(8,000)
	-	-
	$ 2,211,569	$ 2,211,569

 Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

March 31, 2003

 (Unaudited)

6.

Share capital

Authorized

     5,000,000 preference shares, no par value

100,000,000   common shares, no par value

Issued

Common shares

	Shares Issued	Amount
Balance, January 1, 2003	32,630,356	$ 17,454,916
Issued during the period
Options exercised	745,000	225,082
Warrants exercised	195,625	44,906
Balance, March 31, 2003	33,570,981	$ 17,724,904

7.

Loans from Related Parties

Loans payable to related parties bearing no interest, security or fixed terms of repayment.

8.

Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

a)

Remuneration paid or payable to directors and officers of the Company during the quarter ended March 31, 2003 amounted to $28,500.

b)

The Company received $15,000 ($18,367 for the same period in 2002) for rent and administrative services provided to companies with common directors. The full amount is recorded as a reduction of administration expenses.

CUSAC GOLD MINES LTD.

For The Three Months Ended March 31, 2003

SCHEDUALE A:  FINANCIAL STATEMENTS

See financial statements attached

SHCEDULE B:  SUPPLEMENTARY INFORMATION

1.

Analysis of expenses and deferred costs – see financial statements attached

2.

Related party transactions – see note 8 financial statements attached

3.

Options exercised during the Quarter – 745,000

Common share options granted during the quarter – Nil

Options cancelled during the quarter – Nil

4.

a)  Authorized, 100,000,000 common shares, no par value

                             5,000,000 preferred shares, no par value

      Issued,          33,570,981 common shares, and

b)  Warrants and common share stock options outstanding

Warrants,

	Exercise Price

Number	Year 1	Year 2	Expiry Date

1,500,000	$0.40	-	October 24, 2003
200,000	$0.17	$0.20	June 17, 2004
100,000	$0.19	$0.20	June 17, 2004
1,000,000	$0.17	$0.20	August 1, 2004

2,945,625

Options Outstanding:

Number	Exercise Price	Expiry Date

50,000	$0.26	August 20, 2003
730,000	$0.25	May 22, 2005
40,000	$0.25	December 9, 2005

820,000

c) Escrow shares – Nil

d) Directors and Officers:

Guilford H. Brett, President/Director/Officer

David H. Brett, Vice President/Director

Luard J. Manning, Director

Leanora B. Homrig, Officer/Secretary Treasurer

SCHEDULE C:

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR 3 MONTH PERIOD ENDED MARCH 31, 2003

OVERVIEW

Cusac Gold Mines Ltd. is engaged in the business of exploring for, developing and producing precious metals. As reflected on the attached financial statements, no revenues were achieved the period. Revenues reflected on the statements for years previous were derived from the Company’s Table Mountain Gold Mine in northern British Columbia (“BC”).   Full-time operations at Table Mountain were suspended at the end of 1997 due reduced gold prices and ore grades.

No onsite exploration activity was carried out on the Table Mountain Property during the period primarily due to winter climate conditions.  Company geologists continued to analyse results obtained in prior periods and worked at developing the company’s exploration, development and mining plans for the coming year.

Also during the period activity at the Company’s Tulameen Platinum Joint Venture with Bright Star Ventures Inc was relatively inactive due to winter.

LIQUIDITY AND CAPITAL RESOURCES

During the period, the Company’s expenditures have been financed through equity financing.  Equity financing raised for the period was $269,988.  Accounts payable and accrued liabilities decreased to $476,976 from $514,619 during the period Current assets increased $190,310 to 439,197.  Accounts payable and accrued liabilities for this period include accrued management fees payables to directors and $199,141 in accrued taxes and fees levied by the Province of British Columbia.  Management disputes the later charges levied by the Province of BC and is engaged in discussion to resolve the matter and does not expect these accounts to have a significant effect on liquidity and capital resources during the coming year.

OUTLOOK

Management is seeking financing to reactivate commercial production at the Table Mountain Mine.  The prospects for obtaining additional funding for production and exploration remain positive in light of the continued strength of the price of gold.

INVESTOR RELATIONS

Investor relations activity during the year consisted of routine shareholder communications.